Exhibit 1

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Listed	Symbol	web site address:
TSE	CCO	www.cameco.com
NYSE	CCJ

Cameco Appoints Chief Operating Officer

Saskatoon, Saskatchewan, Canada, December 9, 2002

Cameco Corporation is pleased to announce the appointment of Terry Rogers to the position of senior vice-president and chief operating officer, effective February 1, 2003.

As senior vice-president and chief operating officer, Terry Rogers will report to Gerald Grandey, in his new capacity as Cameco’s chief executive officer.

He will assume responsibility for all Canadian and international uranium mining and processing operations as well as provide oversight responsibility for operational and technical aspects of the company’s gold investments. He will also oversee and direct Cameco’s future production expansion plans.

Rogers brings more than twenty-five years experience in mine engineering, project and operations management, much of it acquired internationally. Most recently, he was president of Kumtor Operating Company, Cameco’s gold subsidiary in Kyrgyzstan, Central Asia.

“At the heart of Cameco’s success is our portfolio of outstanding uranium and gold production operations, along with a stable of projects currently under development or with strong development potential,” said Grandey. “As Cameco expands its presence internationally, Terry’s proven international mining and project management experience will be invaluable to our senior management team.”

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium supplier. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

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Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.